SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of November 2019
Commission File Number 001-32640

DHT HOLDINGS, INC.
(Exact name of Registrant as specified in its charter)

Clarendon House
2 Church Street, Hamilton HM 11
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Public Secondary Offering of DHT’s Common Stock by BW Group Limited

On November 18, 2019, DHT Holdings, Inc. (the “Company”) announced that BW Group Limited (“BW Group”) had commenced a registered underwritten public offering of up to 14,680,880 shares of the Company’s common stock.  The press release issued by the Company announcing the offering is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

On November 19, 2019, the Company announced that BW Group had priced the offering of 14,680,880 shares of the Company’s common stock at a price to the public of $6.90 per share.  The press release issued by the Company announcing the pricing of the offering is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

On November 21, 2019, the Company announced the closing of the offering and the resignation of Mr. Anders Onarheim, a Class III Director, from the Company’s board of directors.  The press release issued by the Company announcing the closing of the offering and Mr. Onarheim’s resignation is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Underwriting Agreement; Opinions

The underwriting agreement dated November 19, 2019 (the “Underwriting Agreement”) among the Company, BW Group and Pareto Securities AS (the “Underwriter”) related to the offering is attached hereto as Exhibit 1.1 and is incorporated herein by reference.  The opinions of Reeder & Simpson P.C. and Cravath, Swaine and Moore LLP, each dated as of November 21, 2019 and delivered in connection with the closing of the offering, are attached hereto as Exhibit 5.1 and Exhibit 8.1, respectively, and are incorporated herein by reference.

Changes Under the Company’s Investor Rights Agreement

As previously disclosed, on April 20, 2017, the Company entered into an Investor Rights Agreement (the “IRA”) between the Company and BW Group.  The IRA imposed a standstill on BW Group and each of its controlled affiliates (together, the “Investor Parties”) in effect until the Investor Parties no longer held at least 25% of the total voting power of the Company’s capital stock (the period ending on such date, the “Standstill Period”).  The IRA also allowed BW Group to designate two director nominees to the Company’s board of directors while the Investor Parties continued to hold at least 75% of the aggregate number of shares they received as consideration under the Vessel Acquisition Agreement, dated as of March 23, 2017 (the “VAA”), and one director nominee to the Company’s board of directors while the Investor Parties continue to hold at least 40%, but less than 75%, of the aggregate number of shares they received as consideration under the VAA.

Upon completion of the offering, BW Group holds 34,159,674 shares, or approximately 23.3% of the total voting power of the Company’s capital stock, and approximately 72% of the aggregate number of shares issued to the Investor Parties as consideration under the VAA.  As a result, the Standstill Period terminated upon completion of the offering, and thus certain rights and obligations of and restrictions upon the Investor Parties under the IRA also terminated with immediate effect, including the standstill restrictions on the Investor Parties, their limited matching rights, their obligation to support the Company’s nominees to its board of directors and the customary minority investor protections in favor of the Investor Parties.

Additionally, following the completion of the offering, BW Group lost the right to designate a second director nominee to the Company’s board of directors. Accordingly, Mr. Onarheim tendered his resignation upon the completion of the offering as discussed above.

The registration rights and transfer limitations under the IRA continue to apply to the Investor Parties’ remaining shares of the Company’s common stock in accordance with the terms of the IRA.  The prohibition on interested transactions between the Company and the Investor Parties also remains in effect.  However, the Company is no longer subject to the limitations on entry into certain shareholder rights plans or other antitakeover arrangements under the IRA, other than such plans or arrangements that would restrict BW Group from consummating or would otherwise be triggered by certain non-coercive offers (as such term is defined under the IRA) by the Investor Parties.

The above discussion of the IRA does not purport to be complete and is qualified in its entirety by the IRA, which is attached as Exhibit 10.1 to our Current Report on Form 6‑K filed with the Securities and Exchange Commission on April 20, 2017, which is hereby incorporated by reference herein.

Incorporation by Reference

This Current Report on Form 6-K and Exhibits 1.1, 5.1, 8.1, 99.1, 99.2 and 99.3 to this Current Report on Form 6-K shall be incorporated by reference into the Company’s registration statements on Form F-3 (file Nos. 333-199697 and 333-219069), initially filed with the Securities and Exchange Commission on October 30, 2014 and June 30, 2017, respectively, as amended, in each case to the extent not superseded by information subsequently filed or furnished (to the extent the Company expressly states that it incorporates such furnished information by reference) by the Company under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

EXHIBIT LIST

Exhibit	Description

1.1	Underwriting Agreement dated November 19, 2019, among the Company, BW Group Limited and Pareto Securities AS
5.1	Opinion of Reeder & Simpson P.C., dated November 21, 2019 (including the consent required with respect thereto)
8.1	Tax Opinion of Cravath, Swaine & Moore LLP, dated November 21, 2019 (including the consent required with respect thereto)
23.1	Consent of Reeder & Simpson P.C. (included in Exhibit 5.1)
23.2	Consent of Cravath, Swaine & Moore LLP (included in Exhibit 8.1)
99.1	Press Release dated November 18, 2019
99.2	Press Release dated November 19, 2019
99.3	Press Release dated November 21, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DHT Holdings, Inc.
(Registrant)

Date: November 22, 2019	By:	/s/ Laila C. Halvorsen
		Name:	Laila C. Halvorsen
		Title:	Chief Financial Officer